UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34996

(Check One): [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [ X ] Form 10Q   [_] Form N-SAR

For Period Ended: September 30, 2011

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SPARTAN GOLD LTD. (Full Name of Registrant)
13951 N. Scottsdale Rd., Suite 233 (Address of Principal Executive Office (Street and Number) )
Scottsdale, AZ 85254 (City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by rule 12b-25© has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spartan Gold Ltd. (the “Company”) is unable to file its Form 10-Q for the period ended September 30, 2011 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense. The Company has experienced unanticipated delays in its preparation of its quarterly financial statements. The Company anticipates that it will file the Form 10-Q prior to the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William H. Whitmore, Jr.	(480)	391-7400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    [ X ] Yes [_] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [_] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPARTAN GOLD LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2011	By:	/s/ William H. Whitmore, Jr.
		Name:	William H. Whitmore, Jr.
		Title:	President and Interim Chief Financial Officer